Exhibit 99.1

Rogers Reports Fourth Quarter 2010 Financial and Operating Results

Fourth Quarter Consolidated Revenue Increases 3% to $3.2 Billion, Adjusted Net Income Per Share up 5% to $0.64;

Wireless Adds 123,000 Net New Subscribers, Activates and Upgrades a Record 635,000 Smartphones, and Accelerates Wireless Data Revenue Growth to 32%;

Cable Operations Adjusted Operating Profit Increases 16% Driving Margins to 46.1% on Continued Subscriber Growth and Cost Efficiencies;

$531 Million of Cash Returned to Rogers Shareholders in Dividends and Share Buybacks

TORONTO (February 16, 2011) - Rogers Communications Inc. today announced its unaudited consolidated financial and operating results for the three and twelve months ended December 31, 2010.

Financial highlights are as follows:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue	$3,152	$3,057	3	$12,186	$11,731	4
Operating profit(1)	1,084	1,049	3	4,552	4,316	5
Net income	327	310	5	1,528	1,478	3
Basic and diluted net income per share	$0.58	$0.51	14	$2.65	$2.38	11

As adjusted:(2)
Operating profit(1)	$1,074	$1,101	(2)	$4,653	$4,388	6
Net income	359	370	(3)	1,707	1,556	10
Basic and diluted net income per share	$0.64	$0.61	5	$2.96	$2.51	18

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; (v) settlement of pension obligations; (vi) other items (net); and (vii) in respect of net income and net income per share, debt issuance costs, loss on the repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impact of the above amounts.

n/m: not meaningful.

“While the top line and subscriber growth rates moderated in the quarter from 2009, we held our expenditures in solid check enabling us to continue to invest at a healthy rate in customer retention, network enhancement and product development initiatives,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “I’m pleased to report that we met or exceeded all of our key financial commitments in 2010, while further strengthening our already healthy balance sheet and returning more than $2 billion of cash to shareholders through a combination of dividends and share buybacks.”

Rogers Communications Inc.	1	Fourth Quarter 2010 Earnings Release

Highlights of the fourth quarter of 2010 include the following:

•
Generated consolidated quarterly revenue growth of 3%, with Wireless network revenue growth of 3%, Cable Operations revenue growth of 2%, and Media revenue growth of 9%, versus the same quarter last year. Consolidated adjusted operating profit was down 2%. While Cable Operations adjusted operating profit increased by 16%, this was offset by a 6% decline at Wireless primarily reflecting costs associated with the significant year-over-year increase in smartphone activations and a 33% decline at Media related to increased programming costs for the start-up of the Sportsnet ONE television network.

•
Wireless network revenue growth was fuelled by data revenue growth of 32% and net subscriber additions of 123,000. Wireless data revenue now comprises 31% of Wireless network revenue and was helped by the activation and upgrade of a record 635,000 additional smartphones during the quarter, of which approximately 29% were for subscribers new to Wireless. The number of new smartphone subscribers was the highest ever in a quarter. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 41% of the overall postpaid subscriber base as at December 31, 2010, up from 31% as at December 31, 2009.

•
Wireless commenced a Long Term Evolution (“LTE”) wireless network technical trial in the Ottawa area. LTE is a fourth generation (“4G”) wireless technology that enables network speeds of up to 150 Mbps. The trial seeks to validate how LTE technology performs across a variety of spectrum frequencies in urban, suburban and rural environments, as well as actual throughput speeds, performance quality and interoperability with our existing HSPA+ network.

•
Cable grew total service units (television, Internet and telephony subscribers) by 17,000 during the quarter, with Internet subscriber penetration now at 73% of television subscribers and residential voice-over-cable telephony penetration at 44% of television subscribers.

•
Rogers Business Solutions (“RBS”) closed the acquisition of Atria Networks, one of Ontario’s largest fibre-optic data services networks, in January 2011. This acquisition will augment RBS’s small and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

•
Media closed the acquisition of BV! Media Inc., a Canadian Internet advertising network and publisher of news and information portals. Media also closed agreements to acquire two radio stations in the Edmonton, Alberta and London, Ontario markets, in January 2011.

•
We launched a dividend reinvestment plan (“DRIP”), whereby Rogers investors are able to automatically reinvest their quarterly dividends to purchase additional Rogers Class B Non-Voting common shares without paying commissions, service charges or brokerage fees.

•
We increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. for investment purposes, with the acquisition of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc.

•
We repurchased 10.1 million RCI Class B Non-Voting common shares for $347 million during the quarter under our $1.5 billion share buyback authorization and paid dividends on our common shares totalling $184 million.

Rogers Communications Inc.	2	Fourth Quarter 2010 Earnings Release

•
For the full year 2010, free cash flow, defined as adjusted operating profit less property, plant & equipment (“PP&E”) expenditures and interest on long-term debt, increased 14% to $2.1 billion. Free cash flow per share increased by 23% over full year 2009 reflecting the growth in underlying free cash flow and the accretion from share buybacks which have decreased the base of outstanding shares.

•
For the year, we repurchased 37.1 million of our Class B Non-Voting common shares for $1,312 million and paid dividends totalling $734 million, in total returning $2.0 billion in cash to shareholders in 2010.

•
We also announced today that our Board of Directors has approved a 11% increase in the annualized dividend to $1.42 per share effective immediately, and that it has approved the renewal of our normal course issuer bid (“NCIB”) program for the repurchase of up to $1.5 billion of RCI shares on the open market during the next twelve months.

This earnings release should be read in conjunction with our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2010 quarterly interim financial statements and other recent securities filings available on SEDAR at sedar.com. As this earnings release includes forward-looking statements and assumptions, readers should carefully review the sections of this earnings release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this earnings release, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•
“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”), formerly Rogers Wireless Partnership (“RWP”), and Fido Solutions Inc. (“Fido”);

•
“Cable”, which refers to our cable communications operations, carried on by Rogers Communications Partnership (“RCP”), formerly Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Rogers Sportsnet and Sportsnet ONE television networks, The Shopping Channel, the OMNI television stations, and Canadian specialty channels, including The Biography Channel Canada, G4 Canada, and Outdoor Life Network; Rogers Publishing, which publishes consumer and business magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this earnings release, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	Fourth Quarter 2010 Earnings Release

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless	$1,784	$1,734	3	$6,968	$6,654	5
Cable
Cable Operations	809	795	2	3,185	3,074	4
RBS	141	124	14	560	503	11
Rogers Retail	91	110	(17)	355	399	(11)
Corporate items and eliminations	(10)	(10)	-	(48)	(28)	71
	1,031	1,019	1	4,052	3,948	3
Media	428	393	9	1,501	1,407	7
Corporate items and eliminations	(91)	(89)	2	(335)	(278)	21
Total	3,152	3,057	3	12,186	11,731	4

Adjusted operating profit (loss)(1)
Wireless	697	744	(6)	3,167	3,042	4
Cable
Cable Operations	373	322	16	1,424	1,298	10
RBS	12	5	140	40	35	14
Rogers Retail	(15)	(2)	n/m	(27)	(9)	200
	370	325	14	1,437	1,324	9
Media	35	52	(33)	147	119	24
Corporate items and eliminations	(28)	(20)	40	(98)	(97)	1
Adjusted operating profit(1)	1,074	1,101	(2)	4,653	4,388	6
Stock-based compensation (expense) recovery(2)	27	(29)	n/m	(47)	33	n/m
Settlement of pension obligations(3)	-	(30)	n/m	-	(30)	n/m
Integration and restructuring expenses(4)	(22)	(65)	(66)	(40)	(117)	(66)
Other items, net(5)	5	-	n/m	(14)	-	n/m
Contract termination fees(6)	-	(7)	n/m	-	(19)	n/m
Adjustment for CRTC Part II fees decision(7)	-	79	n/m	-	61	n/m
Operating profit(1)	1,084	1,049	3	4,552	4,316	5
Other income and expense, net(8)	757	739	2	3,024	2,838	7
Net income	$327	$310	5	$1,528	$1,478	3

Basic and diluted net income per share	$0.58	$0.51	14	$2.65	$2.38	11

As adjusted:(1)
Net income	$359	$370	(3)	$1,707	$1,556	10
Basic and diluted net income per share	$0.64	$0.61	5	$2.96	$2.51	18

Additions to PP&E(1)
Wireless	$346	$266	30	$937	$865	8
Cable
Cable Operations	157	202	(22)	611	642	(5)
RBS	13	10	30	38	37	3
Rogers Retail	8	5	60	13	14	(7)
	178	217	(18)	662	693	(4)
Media	17	21	(19)	46	62	(26)
Corporate	51	67	(24)	194	235	(17)
Total	$592	$571	4	$1,839	$1,855	(1)

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
In the three months ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) acquisition transaction costs and integration of acquired businesses; and iii) the closure of certain Rogers Retail stores. In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the then current economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; and iii) the closure of certain Rogers Retail stores.

(5)	Relates to the resolution of obligations and accruals relating to prior periods.
(6)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods.
(8)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	4	Fourth Quarter 2010 Earnings Release

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Postpaid	$1,574	$1,524	3	$6,272	$5,948	5
Prepaid	78	74	5	297	297	-
Network revenue	1,652	1,598	3	6,569	6,245	5
Equipment sales	132	136	(3)	399	409	(2)
Total operating revenue	1,784	1,734	3	6,968	6,654	5

Operating expenses before the undernoted
Cost of equipment sales	404	308	31	1,225	1,059	16
Sales and marketing expenses	190	186	2	628	630	-
Operating, general and administrative expenses	493	496	(1)	1,948	1,923	1
	1,087	990	10	3,801	3,612	5
Adjusted operating profit(2)	697	744	(6)	3,167	3,042	4
Stock-based compensation (expense) recovery(3)	3	(5)	n/m	(11)	-	n/m
Settlement of pension obligations(4)	-	(3)	n/m	-	(3)	n/m
Integration and restructuring expenses(5)	(1)	(19)	(95)	(5)	(33)	(85)
Other items, net(6)	5	-	n/m	(5)	-	n/m
Operating profit(2)	$704	$717	(2)	$3,146	$3,006	5

Adjusted operating profit margin as % of network revenue(2)	42.2%	46.6%		48.2%	48.7%

Additions to PP&E(2)	$346	$266	30	$937	$865	8

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in Wireless’ results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
In the three months ended December 31, 2010, costs incurred relate to the acquisition transaction costs incurred and integration of acquired businesses. In the three months ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and the severances and restructuring expenses related to the outsourcing of certain information technology functions.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	5	Fourth Quarter 2010 Earnings Release

Summarized Wireless Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2010	2009	Chg	2010	2009	Chg

Postpaid
Gross additions	344	334	10	1,330	1,377	(47)
Net additions(1)(2)	49	109	(60)	319	528	(209)
Total postpaid retail subscribers	7,325	6,979	346	7,325	6,979	346
Average monthly revenue per user ("ARPU")(3)	$71.81	$73.42	$(1.61)	$73.12	$73.93	$(0.81)
Average monthly minutes of usage	557	588	(31)	559	585	(26)
Monthly churn	1.35%	1.08%	0.27%	1.18%	1.06%	0.12%

Prepaid
Gross additions	221	146	75	731	582	149
Net additions(2)	74	19	55	147	24	123
Total prepaid retail subscribers	1,652	1,515	137	1,652	1,515	137
ARPU(3)	$16.09	$16.39	$(0.30)	$16.10	$16.73	$(0.63)
Average monthly minutes of usage	128	119	9	115	121	(6)
Monthly churn	3.04%	2.80%	0.24%	3.18%	3.15%	0.03%

Total Postpaid and Prepaid
Gross additions	565	480	85	2,061	1,959	102
Net additions	123	128	(5)	466	552	(86)
Total postpaid and prepaid retail subscribers	8,977	8,494	483	8,977	8,494	483
Monthly churn	1.66%	1.39%	0.27%	1.53%	1.44%	0.09%

Blended ARPU(3)	$61.72	$63.23	$(1.51)	$63.03	$63.59	$(0.56)
Blended average monthly minutes of usage	477	502	(25)	478	500	(22)

(1)	On July 9, 2010, we acquired 44,000 postpaid subscribers from Cityfone. These subscribers are not included in net additions for the twelve months ended December 31, 2010.
(2)
During the fourth quarter of 2010, we migrated 17,000 postpaid subscribers and 10,000 prepaid subscribers to TBayTel. These subscribers are not included in net additions for the three or twelve months ended December 31, 2010 nor in the determination of postpaid or prepaid monthly churn.

(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

The year-over-year decrease in total net subscriber additions for the quarter primarily reflects an increase in the level of postpaid churn associated with heightened competitive intensity, offset by increased gross additions of both postpaid and prepaid subscribers.

Included in postpaid gross additions are a record number of new smartphone subscriber sales. The increase in prepaid subscriber additions was the result of Wireless’ launch of its urban zone-based unlimited voice and text ‘chatr’ product and also its continued offering from earlier in the summer of prepaid wireless service plans for the Apple iPad. In addition, Wireless introduced prepaid Rocket stick wireless data plans that offer the same speed and reliability as existing postpaid plans but are designed for customers seeking the convenience of prepaid online credit card activation without term contracts.

In the fourth quarter of 2010, as part of a strategic business relationship with TBayTel to extend HSPA+ service across Northern Ontario, we migrated 17,000 postpaid subscribers and 10,000 prepaid subscribers to TBayTel.

Rogers Communications Inc.	6	Fourth Quarter 2010 Earnings Release

The increase in network revenue for the three months ended December 31, 2010, compared to the corresponding period of 2009, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services. Year-over-year blended ARPU decreased by 2.4%, which reflects declines in roaming, long-distance, out-of-plan usage and network access fee revenues, offset by higher wireless data and feature revenues. These decreases reflect a combination of factors, including the creation over the past year of voice and data roaming value plans for frequent travelers and general competitive intensity.

For the three months ended December 31, 2010, wireless data revenue increased by approximately 32% from the corresponding period of 2009, to $506 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For the three months ended December 31, 2010, data revenue represented approximately 31% of total network revenue compared to approximately 24% in the corresponding period of 2009.

For the three months ended December 31, 2010, Wireless activated and upgraded approximately 635,000 smartphones, compared to approximately 400,000 smartphones in the fourth quarter of 2009. These smartphones were predominately iPhone, BlackBerry and Android devices, of which approximately 29% were for subscribers new to Wireless, during the three months ended December 31, 2010. This resulted in subscribers with smartphones representing 41% of the overall postpaid subscriber base as at December 31, 2010, compared to 31% as at December 31, 2009. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers. This is the largest number of smartphone activations and new smartphone customer additions that Wireless has ever reported in a quarter.

Wireless Equipment Sales

The year-over-year decrease for the three months ended December 31, 2010 in revenue from equipment sales, including activation fees and net of equipment subsidies, versus the corresponding period of 2009, reflects the higher smartphone subsidy levels, which offset the increase in the number of smartphone activations.

Wireless Operating Expenses

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Operating expenses
Cost of equipment sales	$404	$308	31	$1,225	$1,059	16
Sales and marketing expenses	190	186	2	628	630	-
Operating, general and administrative expenses	493	496	(1)	1,948	1,923	1
Operating expenses before the undernoted	1,087	990	10	3,801	3,612	5
Stock-based compensation expense (recovery)(1)	(3)	5	n/m	11	-	n/m
Settlement of pension obligations(2)	-	3	n/m	-	3	n/m
Integration and restructuring expenses(3)	1	19	(95)	5	33	(85)
Other items, net(4)	(5)	-	n/m	5	-	n/m
Total operating expenses	$1,080	$1,017	6	$3,822	$3,648	5

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
In the three months ended December 31, 2010, costs incurred relate to the acquisition transaction costs incurred and integration of acquired businesses. In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions.

(4)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	7	Fourth Quarter 2010 Earnings Release

The $96 million increase in cost of equipment sales for the three months ended December 31, 2010, compared to the corresponding period of 2009, was primarily the result of an increase in hardware upgrade units versus the prior period and a continued increase in the mix of smartphones for both new and upgrading subscribers. A large number of existing iPhone and BlackBerry subscribers became eligible for hardware upgrades during the second half of 2010, which led to a 90% increase in the number of smartphone upgrades versus the corresponding period of the prior year. This was the single largest factor driving the year-over-year increase in expenses, and Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU, lower churning customers who are on term contracts.

Sales and marketing expenses increased marginally for the three months ended December 31, 2010, compared to the corresponding period of 2009, as increased spending on advertising and promotion costs for new marketing campaigns, higher data activations, and higher dealer compensation associated with both volumes and mix, were offset by savings resulting from cost reduction initiatives.

The year-over-year decrease in operating, general and administrative expenses for the fourth quarter, excluding retention spending discussed below, was driven by the savings related to operating and scale efficiencies across various functions, offset by the growth in the Wireless subscriber base.

Total retention spending, including subsidies on handset upgrades, was $269 million in the three months ended December 31, 2010, compared to $153 million in the corresponding period of 2009. The significant increase is a result of a higher volume of upgrade activity by existing subscribers as discussed above and a higher mix of smartphones, versus the corresponding period in 2009.

Wireless Adjusted Operating Profit

The 6% year-over-year decrease in adjusted operating profit and the 42.2% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended December 31, 2010 primarily reflect the increase in the total operating expenses discussed above, driven heavily by the record level of smartphone activations and upgrades and related level of subsidy spending, partially offset by the increase in network revenue.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Capacity	$146	$149	(2)	$446	$498	(10)
Quality	103	56	84	284	199	43
Network - other	38	14	171	61	39	56
Information technology and other	59	47	26	146	129	13
Total additions to PP&E	$346	$266	30	$937	$865	8

Rogers Communications Inc.	8	Fourth Quarter 2010 Earnings Release

Wireless PP&E additions for the fourth quarter reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ network. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Moreover, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

The increase in Wireless PP&E additions for the three months ending December 31, 2010 is largely due to Quality-related deployment of additional cell sites into the network, while the increase in Network - other spending reflects deployment of cross platform feature enablement. The increase in Information technology and other was driven primarily by an enterprise data warehouse project.

During the fourth quarter, we announced the start of technical trials of next generation LTE wireless network technology in various frequency bands in the Ottawa area to better understand and plan for LTE data throughput speeds, performance quality and the interoperability of LTE with our existing HSPA+ network.

Rogers Communications Inc.	9	Fourth Quarter 2010 Earnings Release

CABLE

Summarized Cable Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Cable Operations(2)	$809	$795	2	$3,185	$3,074	4
RBS	141	124	14	560	503	11
Rogers Retail	91	110	(17)	355	399	(11)
Intercompany eliminations	(10)	(10)	-	(48)	(28)	71
Total operating revenue	1,031	1,019	1	4,052	3,948	3

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	373	322	16	1,424	1,298	10
RBS	12	5	140	40	35	14
Rogers Retail	(15)	(2)	n/m	(27)	(9)	200
Adjusted operating profit(3)	370	325	14	1,437	1,324	9
Stock-based compensation (expense) recovery(4)	4	(9)	n/m	(7)	12	n/m
Settlement of pension obligations(5)	-	(11)	n/m	-	(11)	n/m
Integration and restructuring expenses(6)	(10)	(29)	(66)	(23)	(46)	(50)
Other items, net(7)	-	-	n/m	(5)	-	n/m
Adjustment for CRTC Part II fees decision(8)	-	60	n/m	-	46	n/m
Operating profit(3)	$364	$336	8	$1,402	$1,325	6

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	46.1%	40.5%		44.7%	42.2%
RBS	8.5%	4.0%		7.1%	7.0%
Rogers Retail	(16.5%)	(1.8%)		(7.6%)	(2.3%)

Additions to PP&E(3)
Cable Operations(2)	$157	$202	(22)	$611	$642	(5)
RBS	13	10	30	38	37	3
Rogers Retail	8	5	60	13	14	(7)
Total additions to PP&E	$178	$217	(18)	$662	$693	(4)

(1)
The operating results of Blink Communications Inc. (“Blink”) are included in RBS’s results of operations from the date of acquisition on January 29, 2010 and the operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.

(2)	Cable Operations segment includes Cable Television services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
In the three months ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) acquisition transaction costs incurred and the integration of acquired businesses; and iii) the closure of certain Rogers Retail stores. In the three months ended December 31, 2009, costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; and ii) the closure of certain Rogers Retail stores.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	10	Fourth Quarter 2010 Earnings Release

CABLE OPERATIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Cable Television	$468	$465	1	$1,830	$1,780	3
Internet	217	202	7	848	781	9
Rogers Home Phone	124	128	(3)	507	513	(1)
Total Cable Operations operating revenue	809	795	2	3,185	3,074	4

Operating expenses before the undernoted
Sales and marketing expenses	57	61	(7)	222	243	(9)
Operating, general and administrative expenses	379	412	(8)	1,539	1,533	-
	436	473	(8)	1,761	1,776	(1)
Adjusted operating profit(2)	373	322	16	1,424	1,298	10
Stock-based compensation (expense) recovery(3)	4	(8)	n/m	(7)	12	n/m
Settlement of pension obligations(4)	-	(10)	n/m	-	(10)	n/m
Integration and restructuring expenses(5)	-	(20)	n/m	(3)	(31)	(90)
Other items, net(6)	-	-	n/m	(7)	-	n/m
Adjustment for CRTC Part II fees decision(7)	-	60	n/m	-	46	n/m
Operating profit(2)	$377	$344	10	$1,407	$1,315	7

Adjusted operating profit margin(2)	46.1%	40.5%		44.7%	42.2%

(1)	The operating results of Kincardine are included in Cable Operations’ results of operations from the date of acquisition on July 30, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
In the three months ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Rogers Communications Inc.	11	Fourth Quarter 2010 Earnings Release

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Cable homes passed	3,708	3,635	73	3,708	3,635	73

Television
Net additions (losses)	(4)	3	(7)	4	(24)	28
Total television subscribers(1)	2,305	2,296	9	2,305	2,296	9

Digital cable
Households, net additions	14	39	(25)	67	114	(47)
Total digital cable households(1)	1,733	1,664	69	1,733	1,664	69

Cable high-speed Internet
Net additions(2)	13	22	(9)	64	48	16
Total cable high-speed Internet subscribers(1)(2)	1,686	1,619	67	1,686	1,619	67

Cable telephony lines
Net additions and migrations(3)	8	28	(20)	66	97	(31)
Total cable telephony lines	1,003	937	66	1,003	937	66

Total cable service units(4)
Net additions	17	53	(36)	134	121	13
Total cable service units	4,994	4,852	142	4,994	4,852	142

Circuit-switched lines
Net losses and migrations(3)	(9)	(19)	10	(48)	(91)	43
Total circuit-switched lines(5)	46	124	(78)	46	124	(78)

(1)
On July 30, 2010, we acquired 6,000 television subscribers, 2,000 digital cable households and 3,000 cable high-speed Internet subscribers from Kincardine. These subscribers are not included in net additions for the twelve months ended December 31, 2010.

(2)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 2,000 and 5,000 at December 31, 2010 and 2009, respectively. In addition, net additions exclude ADSL subscriber losses of 1,000 and 1,000 in the three months ended December 31, 2010 and 2009.

(3)	Includes approximately 1,000 and 2,000 migrations from circuit-switched to cable telephony for the three months ended December 31, 2010 and 2009, respectively.
(4)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(5)
Approximately 28,000 and 30,000 circuit-switched lines were migrated during the three and twelve months ended December 31, 2010, respectively, to a third party reseller under the terms of an agreement to sell the remaining circuit-switched telephone business. These migrations are not included in net losses and migrations for the three and twelve months ended December 31, 2010.

Cable Television Revenue

The increase in Cable Television revenue for the three months ended December 31, 2010, compared to the corresponding period of 2009, reflects the continuing increase in penetration of our digital cable product offerings and pricing changes. The slowdown in the year-over-year growth rate of Cable Television revenue from the third quarter to the fourth quarter of 2010 partially reflects the cumulative effect of on-going targeted bundling and retention initiatives to transition portions of the subscriber base to term contracts and a lower number of subsidized digital box sales in the quarter versus the fourth quarter of 2009.

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 4% and represented 75% of television households passed by our cable networks as at December 31, 2010, compared to 72% as at December 31, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and cable television revenue.

Rogers Communications Inc.	12	Fourth Quarter 2010 Earnings Release

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three months ended December 31, 2010 primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in July 2010 and the timing and mix of promotional programs.

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 73% of our television subscriber base, as at December 31, 2010.

Rogers Home Phone Revenue

Rogers Home Phone revenue for the three months ended December 31, 2010, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 5% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony base. This decline of the legacy circuit-switched telephony base included approximately 30,000 customers which were migrated to a third-party carrier during the second half of 2010, per the sale agreement entered into in the last quarter, as discussed below. The lower net additions of cable telephony lines in the fourth quarter of 2010 versus the corresponding period of 2009 are the result of lower sales activity as campaigns were less aggressive compared to the prior year.

Cable telephony lines in service grew 7% from December 31, 2009 to December 31, 2010. At December 31, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 44% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. Therefore, it continues its strategy to de-emphasize the off-net circuit-switched telephony business where services cannot be provided fully over Rogers’ own network facilities. During the third quarter of 2010, Cable announced that it was divesting most of the assets related to the remaining circuit-switched telephony operations. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated from Cable Operations to a third party reseller starting towards the end of the third quarter of 2010 and continuing over the first several months of 2011. During the second half of 2010, approximately 30,000 of these subscribers were migrated, leaving approximately 46,000 lines which will be migrated during early 2011. For the three months and twelve months ended December 31, 2010 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $11 million and $61 million, respectively.

Excluding the impact of the declining circuit-switched telephony business that Cable is in the process of divesting, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the three months ended December 31, 2010 would have been 5% and 3%, respectively.

Cable Operations Operating Expenses

The decrease in Cable Operations’ operating expenses for the three months ended December 31, 2010, compared to the corresponding period of 2009, was primarily due to cost reduction and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Rogers Communications Inc.	13	Fourth Quarter 2010 Earnings Release

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 46.1% for the three months ended December 31, 2010, compared to 40.5% in the corresponding period of 2009.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

RBS Operating revenue	$141	$124	14	$560	$503	11

Operating expenses before the undernoted
Sales and marketing expenses	9	7	29	40	26	54
Operating, general and administrative expenses	120	112	7	480	442	9
	129	119	8	520	468	11
Adjusted operating profit(2)	12	5	140	40	35	14
Stock-based compensation (expense) recovery(3)	-	(1)	n/m	-	(1)	n/m
Integration and restructuring expenses(4)	(9)	(2)	n/m	(13)	(3)	n/m
Operating profit(2)	$3	$2	50	$27	$31	(13)

Adjusted operating profit margin(2)	8.5%	4.0%		7.1%	7.0%

(1)	The operating results of Blink are included in RBS’s results of operations from the date of acquisition on January 29, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three months ended December 31, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) acquisition transaction costs incurred and the integration of acquired businesses. In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) severances and restructuring expenses related to the outsourcing of certain information technology functions.

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Local line equivalents(1)
Total local line equivalents	146	169	(23)	146	169	(23)

Broadband data circuits(2)(3)
Total broadband data circuits	42	36	6	42	36	6

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)	On January 29, 2010, RBS acquired 2,000 broadband data circuits from its acquisition of Blink, and are reflected in the total amounts shown.

Rogers Communications Inc.	14	Fourth Quarter 2010 Earnings Release

RBS Revenue

The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities to launch on-net services while maintaining its existing medium enterprise customer base. Excluding the acquisition of Blink, revenue for the three months ended December 31, 2010 would have been increased by 10% instead of the 14% as reported, compared to the corresponding period of 2009. Further, excluding internal customers within the Rogers group of companies, revenue for the three months ended December 31, 2010 would have declined by 2%, compared to the corresponding period of 2009. For the three months ended December 31, 2010, long-distance revenue increased by $11 million, data and Internet revenue increased by $9 million, which was offset by a decline in local revenues of $3 million, compared to the corresponding period of 2009.

RBS Operating Expenses

Sales and marketing expenses increased for the three months ended December 31, 2010, compared to the corresponding period of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS’s launch of a new suite of Ethernet services.

Operating, general and administrative expenses increased for the three months ended December 31, 2010, compared to the corresponding period of 2009. This reflects the increase in long-distance costs due to higher call volumes and country mix and the inclusion of the Blink operating costs.

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was due in part to the Blink acquisition and higher revenue. As a result, RBS adjusted operating profit margins increased to 8.5% for the three months ended December 31, 2010, compared to 4.0% in the corresponding period of 2009. Excluding the acquisition of Blink, adjusted operating profit for the three months ended December 31, 2010 would have been approximately $9 million, versus $12 million as reported. RBS is focused on growing future revenue streams from on-net IP services and is incurring incremental operating costs to support that growth, and therefore offsetting the cost declines from the legacy services portion of the business.

Other RBS Developments

Subsequent to the year-end 2010, on January 4, 2011, RBS acquired Atria Networks LP (“Atria”) for cash consideration of $425 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering on-net data networking services to business customers in approximately 3,700 buildings in and adjacent to Cable’s service area.

Rogers Communications Inc.	15	Fourth Quarter 2010 Earnings Release

ROGERS RETAIL

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless and Cable sales	$58	$44	32	$212	$192	10
Video rental and sales	33	66	(50)	143	207	(31)
Total Rogers Retail operating revenue	91	110	(17)	355	399	(11)

Operating expenses before the undernoted	106	112	(5)	382	408	(6)
Adjusted operating loss(1)	(15)	(2)	n/m	(27)	(9)	200
Stock-based compensation recovery(2)	-	-	n/m	-	1	n/m
Settlement of pension obligations(3)	-	(1)	n/m	-	(1)	n/m
Integration and restructuring expenses(4)	(1)	(7)	(86)	(7)	(12)	(42)
Other items, net(5)	-	-	n/m	2	-	n/m
Operating loss(1)	$(16)	$(10)	60	$(32)	$(21)	52

Adjusted operating loss margin(1)	(16.5%)	(1.8%)		(7.6%)	(2.3%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Copensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)	Costs incurred relate to the closure of certain Rogers Retail stores.
(5)	Relates to the resolution of accruals relating to prior periods.

Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three months ended December 31, 2010, compared to the corresponding period of 2009, was the result of a continued decline in video rental and sales activity. This was partially offset by the continued growth in sales and services associated with Wireless and Cable customers.

Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail have been and will continue to be closed.

Rogers Retail Adjusted Operating Loss

The adjusted operating loss at Rogers Retail increased for the three months ended December 31, 2010, compared to the corresponding period of 2009, reflecting the changes and trends noted above.

Rogers Communications Inc.	16	Fourth Quarter 2010 Earnings Release

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Customer premise equipment	$35	$40	(13)	$234	$185	26
Scalable infrastructure	67	91	(26)	201	259	(22)
Line extensions	13	12	8	43	40	8
Upgrades and rebuild	6	5	20	20	20	-
Support capital	36	54	(33)	113	138	(18)
Total Cable Operations	157	202	(22)	611	642	(5)
RBS	13	10	30	38	37	3
Rogers Retail	8	5	60	13	14	(7)
	$178	$217	(18)	$662	$693	(4)

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The decline in Cable Operations PP&E for the three months ended December 31, 2010, compared to the corresponding period of 2009 resulted primarily from lower spending on CPE and Scalable infrastructure expenditures due to the completion of certain projects associated with our Internet platform and infrastructure investments.

The changes in RBS PP&E additions for the three months ended December 31, 2010 reflect the timing of expenditures on customer networks and support capital, while the changes in Rogers Retail PP&E additions are attributable to enhancements made to certain retail locations.

Rogers Communications Inc.	17	Fourth Quarter 2010 Earnings Release

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue	$428	$393	9	$1,501	$1,407	7

Operating expenses before the undernoted	393	341	15	1,354	1,288	5
Adjusted operating profit(2)	35	52	(33)	147	119	24
Stock-based compensation (expense) recovery(3)	3	(5)	n/m	(9)	8	n/m
Settlement of pension obligations(4)	-	(15)	n/m	-	(15)	n/m
Integration and restructuring expenses(5)	(11)	(14)	(21)	(12)	(35)	(66)
Other items, net(6)	-	-	n/m	(4)	-	n/m
Contract termination fees(7)	-	(7)	n/m	-	(19)	n/m
Adjustment for CRTC Part II fees decision(8)	-	19	n/m	-	15	n/m
Operating profit(2)	$27	$30	(10)	$122	$73	67

Adjusted operating profit margin(2)	8.2%	13.2%		9.8%	8.5%

Additions to PP&E(2)	$17	$21	(19)	$46	$62	(26)

(1)	The operating results of BV! Media Inc. (“BV! Media”) are included in Media’s results of operations from the date of acquisition on October 1, 2010.
(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)	For the three months ended December 31, 2010 and December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base.
(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Media Revenue

The increase in Media’s revenue for the three months ended December 31, 2010, compared to the corresponding period of 2009, reflects continuous increases in Media’s prime time TV ratings, increased subscriber fees and improvements in the advertising market, which together are favourably impacting Television, Sportsnet, Publishing and Radio revenues. The Shopping Channel revenue was relatively consistent with the corresponding period of 2009, while Sports Entertainment reported revenue declines associated with fluctuations in event attendance levels and Major League Baseball revenue sharing. As Sportsnet ONE, Media’s new national sports network, launched in the late part of 2010, limited revenues were realized in the three months ended December 31, 2010 but are expected to increase over the course of 2011.

Media Operating Expenses

Media’s operating expenses for the three months ended December 31, 2010 increased, compared to the corresponding period of 2009. While a focus on managing costs across all of Media’s divisions over the past year has resulted in reduced operating expenses, these savings were offset by certain planned increases in programming costs at Sportsnet and Television and the costs of new content for Sportsnet ONE, which we expect to break even in the first quarter 2011 time frame. Excluding the impact of Sportsnet ONE, operating expenses for the three months ended December 31, 2010 would have grown at a rate of 7% instead of the 15% as reported, versus the corresponding period of 2009.

Rogers Communications Inc.	18	Fourth Quarter 2010 Earnings Release

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three months ended December 31, 2010, compared to the corresponding period of 2009, primarily reflects the revenue and expense changes discussed above. Excluding the impact of Sportsnet ONE, adjusted operating profit for the three months ended December 31, 2010 would have increased 10% compared to the corresponding period of 2009 versus the reported decline.

Media Additions to PP&E

Media’s PP&E additions during the three months ended December 31, 2010 decreased from the corresponding period in 2009 due primarily to the completion of Television’s new Ontario broadcasting facility in the fourth quarter of 2009.

Other Media Developments

On October 1, 2010, Media closed a transaction to acquire all the outstanding common shares of BV! Media for cash consideration of $24 million. BV! Media Inc. is a Canadian Internet advertising network and publisher of news and information portals.

On January 31, 2011, we acquired the assets of Edmonton, Alberta FM radio station BOUNCE (CHBN-FM) to strengthen our presence in this market.

On January 31, 2011, we acquired the assets of London, Ontario FM radio station BOB-FM (CHST-FM). This acquisition of BOB-FM, which is a continual ratings leader, represents our entry into the London, Ontario market.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the section entitled “Supplementary Information” for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

Rogers Communications Inc.	19	Fourth Quarter 2010 Earnings Release

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Net income	$327	$310	5	$1,528	$1,478	3
Income tax expense	141	88	60	610	502	22
Other expense (income)	6	(1)	n/m	1	(6)	n/m
Change in the fair value of derivative instruments	23	37	(38)	16	65	(75)
Loss on repayment of long-term debt	-	7	n/m	87	7	n/m
Foreign exchange gain	(13)	(13)	-	(20)	(136)	(85)
Debt issuance costs	-	6	n/m	10	11	(9)
Interest on long-term debt	164	173	(5)	669	647	3
Operating income	648	607	7	2,901	2,568	13
Impairment losses on goodwill, intangible assets and other long-term assets	6	18	(67)	6	18	(67)
Depreciation and amortization	430	424	1	1,645	1,730	(5)
Operating profit	1,084	1,049	3	4,552	4,316	5
Stock-based compensation expense (recovery)	(27)	29	n/m	47	(33)	n/m
Settlement of pension obligations	-	30	n/m	-	30	n/m
Integration and restructuring expenses	22	65	(66)	40	117	(66)
Other items, net	(5)	-	n/m	14	-	n/m
Contract termination fees	-	7	n/m	-	19	n/m
Adjustment for CRTC Part II fees decision	-	(79)	n/m	-	(61)	n/m
Adjusted operating profit	$1,074	$1,101	(2)	$4,653	$4,388	6

Income Tax Expense

Our effective income tax rate for the three months ended December 31, 2010 was 30.1%. The 2010 effective income tax rate did not materially differ from the 2010 statutory income tax rate of 30.5%, primarily due to an income tax charge of $35 million to reduce future tax assets previously recognized relating to stock options (see the section entitled “Stock-based Compensation”), which was partially offset by an income tax recovery of $23 million resulting from the effect of tax rate changes.

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2010	2009	2010	2009

Statutory income tax rate	30.5%	33.2%	30.5%	32.3%

Income before income taxes	$468	$398	$2,138	$1,980

Computed income tax expense	$143	$132	$652	$640
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	(4)	(3)	(5)	(64)
Effect of tax rate changes	(23)	(27)	(69)	(58)
Stock-based compensation	35	-	35	-
Other items	(10)	(14)	(3)	(16)

Income tax expense	$141	$88	$610	$502

Effective income tax rate	30.1%	22.1%	28.5%	25.4%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three months ended December 31, 2010 was the result of the $23 million non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months ended December 31, 2010, the Canadian dollar strengthened by 3.4 cents versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Rogers Communications Inc.	20	Fourth Quarter 2010 Earnings Release

Foreign Exchange Gain

During the three months ended December 31, 2010, the Canadian dollar strengthened by 3.4 cents versus the U.S. dollar resulting in a foreign exchange gain of $13 million, primarily related to our US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar strengthened by 2.1 cents versus the U.S. dollar resulting in a foreign exchange gain of $13 million, primarily related to US$750 million of U.S. dollar denominated long-term debt that was not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012, which were redeemed in December 2009 and the US$350 million Senior Notes due 2038.

Interest on Long-Term Debt

The $9 million decrease in interest expense for the three months ended December 31, 2010, compared to the corresponding period of 2009, including the impact of Derivatives, is due to the decrease in the weighted-average interest rate on long-term debt at December 31, 2010 compared to December 31, 2009, largely due to refinancing activity. See the section entitled “Consolidated Liquidity and Capital Resources”.

Operating Income

The increase in our operating income in the three months ended December 31, 2010, compared to the corresponding period of 2009, reflects the growth in revenue of $95 million exceeding the growth in expenses of $54 million.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets

In the fourth quarter of 2010, we determined that the fair value of a radio station licence was lower than its carrying value. This primarily resulted from the weakening of advertising revenues in a local market. As a result, we recorded a non-cash impairment charge of $6 million related to the radio licence. In the fourth quarter of 2009, we recorded a non-cash impairment charge of $4 million related to a similar situation.

Also in the fourth quarter of 2009, we recorded an impairment charge of $14 million related to our OMNI television network with the following components: $1 million related to the broadcast licences and $13 million related to other long-lived assets.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended December 31, 2010, compared to the corresponding period of 2009, primarily reflects an increase in depreciation on PP&E, offset by a decrease in amortization of certain intangible assets that  have been fully amortized in the past year.

Rogers Communications Inc.	21	Fourth Quarter 2010 Earnings Release

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2010	2009	2010	2009

Wireless	$(3)	$5	$11	$-
Cable	(4)	9	7	(12)
Media	(3)	5	9	(8)
Corporate	(17)	10	20	(13)
	$(27)	$29	$47	$(33)

At December 31, 2010, we had a liability of $162 million, compared to a liability of $178 million at December 31, 2009, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended December 31, 2010, $9 million (2009 - $30 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense (recovery) in a given period, which is included in operating, general and administrative expense, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the recent trading price of the RCI Class B Non-Voting shares.

In March 2010, the federal budget introduced proposed changes that impact the tax deductibility of cash-settled stock options. The proposed legislative changes were enacted in December 2010. As a result, the Company recorded an income tax charge of $35 million to reduce future tax assets previously recognized with respect to its stock option related liabilities.

Integration and Restructuring Expenses

During the three months ended December 31, 2010, we incurred $22 million of integration and restructuring expenses to improve our costs structure related to i) severances resulting from the targeted restructuring of our employee base ($17 million); ii) acquisition transaction costs incurred and integration of acquired businesses and related restructuring ($4 million); and iii) the closure of certain Rogers retail stores ($1 million).

Other Items

During the three months ended December 31, 2010, we recorded a $5 million recovery related to the adjustment of the resolution of obligations and accruals relating to the prior period.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless and Media decreased, partially offset by the increase at Cable for the three months ended December 31, 2010, compared to the three months ended December 31, 2009. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

Rogers Communications Inc.	22	Fourth Quarter 2010 Earnings Release

For the three months ended December 31, 2010, consolidated adjusted operating profit decreased to $1,074 million, compared to $1,101 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended December 31, 2010 and December 31, 2009, respectively, excludes: (i) stock-based compensation expense (recovery) of $(27) million and $29 million; (ii) integration and restructuring expenses of $22 million and $65 million; (iii) other items of $(5) million and $nil; (iv) contract termination fees of $nil and $7 million; (v) settlement of pension obligations costs of $nil million and $30 million; and (vi) adjustment for CRTC Part II fees decision of $nil million and $(79) million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E included $14 million for the three months ended December 31, 2010, and $53 million for the three months ended December 31, 2009, both of which related to spending on an enterprise-wide billing and business support systems initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended December 31, 2010, cash generated from operations before changes in non-cash operating working capital items, which is calculated by removing the effect of all non-cash items from net income, decreased to $850 million from $869 million in the corresponding period of 2009. The $19 million decrease includes the impact of a $27 million decrease in adjusted operating profit.

Taking into account the changes in non-cash working capital items for the three months ended December 31, 2010, cash generated from operations was $957 million, a decrease of $50 million, compared to $1,007 million in the corresponding period of 2009.

Net funds used during the three months ended December 31, 2010 totalled approximately $1,341 million, the details of which include funding:

•	additions to PP&E of $454 million, net of $138 million of related changes in non-cash working capital;

Rogers Communications Inc.	23	Fourth Quarter 2010 Earnings Release

•	the purchase for cancellation of 10,131,500 Class B Non-Voting shares for an aggregate purchase price of $347 million;

•	the payment of quarterly dividends of $184 million on our Class A Voting and Class B Non-Voting shares;

•	the repayment of $175 million of advances outstanding under our $2.4 billion bank credit facility;

•	the purchase of 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc. for an aggregate purchase price of $75 million;

•	acquisitions and other net investments aggregating $45 million, including $24 million to acquire BV! Media Inc. and $7 million for the acquisition of spectrum licences through Inukshuk; and

•	payments for program rights of $61 million.

Taking into account the opening cash and cash equivalents of $344 million at the beginning of the period and the cash sources and uses described above, the cash deficiency at December 31, 2010, represented by bank advances, was $40 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2009 Annual Audited Consolidated Financial Statements.

As noted above, during the three months ended December 31, 2010, we made net repayment of $175 million under our bank credit facility. At December 31, 2010, the undrawn portion of our bank credit facility was approximately $2.4 billion, excluding letters of credit of $94 million.

Normal Course Issuer Bid

On February 17, 2010, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended December 31, 2010, we purchased an aggregate 10,131,500 Class B Non-Voting shares for an aggregate purchase price of $347 million. Of these shares, 7,600,000 were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of $253 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

During the year ended December 31, 2010, we purchased an aggregate 37,080,906 Class B Non-Voting shares for an aggregate purchase price of $1,312 million. Of these shares, 14,480,000 of these shares were purchased pursuant to private agreements between RCI and arm’s length third party sellers for an aggregate purchase price of $482 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.

Rogers Communications Inc.	24	Fourth Quarter 2010 Earnings Release

In February 2011, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 22, 2011 and ending February 21, 2012, and which during such one-year period we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position and other factors.

Investment in Cogeco Cable Inc. and Cogeco Inc.

In November 2010, we acquired additional 892,250 subordinate voting shares of Cogeco Cable Inc. and 946,090 subordinate voting shares of Cogeco Inc. for an aggregate purchase price of $75 million. These purchases were made for investment purposes.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three months ended December 31, 2010, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On December 31, 2010, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 93% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Rogers Communications Inc.	25	Fourth Quarter 2010 Earnings Release

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2010		December 31, 2009

U.S. dollar-denominated long-term debt	U.S.	$5,050	U.S.	$5,540

Hedged with Derivatives	U.S.	$5,050	U.S.	$5,540

Hedged exchange rate		1.1697		1.2043

Percent hedged (1)		100.0%		100.0%

Amount of long-term debt(2) at fixed rates:

Total long-term debt	Cdn	$9,607	Cdn	$9,307
Total long-term debt at fixed rates	Cdn	$9,607	Cdn	$9,307
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		6.68%		7.27%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2010, RCI accounted for 93.1% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 93.1% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those instruments for which we owe the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2010 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2010, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $900 million, which is $17 million less than the unadjusted risk-free mark-to-market net liability value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$7	$(924)	$(917)

Mark-to-market value - credit-adjusted estimate (carrying value)	$7	$(907)	$(900)

Difference	$-	$17	$17

Rogers Communications Inc.	26	Fourth Quarter 2010 Earnings Release

Long-term Debt Plus Net Derivative Liabilities

The aggregate of our long-term debt plus net derivative liabilities at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent our net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	December 31, 2010	December 31, 2009

Long-term debt(1)	$8,718	$8,464

Net derivative liabilities at the risk-free analytical value(1)	$917	$1,027

Total	$9,635	$9,491

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Common Share Data

Set out below is RCI’s outstanding share data as at December 31, 2010 and December 31, 2009. In the year ended December 31, 2010 we repurchased an aggregate 37,080,906 Class B Non-Voting shares for cancellation pursuant to our NCIB for a total purchase price of approximately $1,312 million.

	December 31, 2010	December 31, 2009

Common shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	443,072,044	479,948,041
Total Common shares	555,534,058	592,410,055

Options to purchase Class B Non-Voting shares

Outstanding options	11,841,680	13,467,096
Outstanding options exercisable	6,415,933	8,149,361

(1)
Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Rogers Communications Inc.	27	Fourth Quarter 2010 Earnings Release

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179

In February 2011, the Board adopted a dividend policy that increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 15, 2011, the Board declared a quarterly dividend totaling $0.355 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 1, 2011, to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

Dividend Reinvestment Plan

On October 26, 2010, the Rogers’ Board of Directors approved the DRIP effective November 1, 2010. The DRIP enables eligible shareholders to have all or a portion of their regular quarterly cash dividends automatically reinvested in additional Class B Non-Voting shares of Rogers’ common stock. No commissions, service charges or brokerage fees will be payable by Plan participants in connection with shares purchased under the DRIP.

Shareholders who elect to participate see all or a portion of their quarterly dividends reinvested in additional common shares of Rogers at the average market price, as described in the DRIP Plan Document, with respect to the applicable dividend payment date.

Computershare Trust Company of Canada is the Plan Agent and will act on behalf of participants to invest eligible dividends. Registered shareholders of Rogers wishing to participate in the DRIP can find the full text of the DRIP Plan Document and enrolment forms at computershare.com/rogers. Non-registered beneficial shareholders are advised to contact their broker, investment dealer or other financial intermediary for details on how to participate in the DRIP.

Rogers Communications Inc.	28	Fourth Quarter 2010 Earnings Release

While Rogers, at its discretion, may fund the quarterly DRIP share requirements with either Class B Non-Voting shares acquired on the Canadian open market or issued by Rogers, our current intention is that such shares will, for the foreseeable future, be acquired on the Canadian open market by the DRIP Agent.

Quarterly dividends are only payable as and when declared by Rogers’ Board of Directors and there is no entitlement to any dividend prior thereto. Before enrolling, shareholders are advised to read the complete text of the DRIP and to consult their financial advisors regarding their unique investment profile and tax situation. Only Canadian and U.S. residents can participate in the DRIP.

NEW ACCOUNTING STANDARDS

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010.

Impact of Conversion

The table below summarizes our current estimated impact of conversion to IFRS on our key financial highlights for the three and twelve months ended December 31, 2010.

	Three months ended December 31, 2010			Twelve months ended December 31, 2010
(In millions of dollars, except per share amounts)	IFRS	Canadian GAAP	% Chg	IFRS	Canadian GAAP	% Chg

Operating revenue	$3,138	$3,152	-	$12,142	$12,186	-
Operating profit(1)	1,073	1,084	(1)	4,531	4,552	-
Net income	302	327	(8)	1,502	1,528	(2)
Basic net income per share	$0.54	$0.58	(7)	$2.61	$2.65	(2)
Comprehensive income	$276	$359	(23)	$1,647	$1,729	(5)

As adjusted:(2)
Operating profit(1)	$1,064	$1,074	(1)	$4,635	$4,653	-
Net income	338	359	(6)	1,703	1,707	-
Basic net income per share	$0.60	$0.64	(6)	$2.96	$2.96	-

	January 1, 2010			December 31, 2010
	IFRS	Canadian GAAP	% Chg	IFRS	Canadian GAAP	% Chg

Total assets	$16,725	$17,018	(2)	$17,028	$17,330	(2)
Total liabilities	$12,569	$12,745	(1)	$13,268	$13,371	(1)
Shareholders' equity	$4,156	$4,273	(3)	$3,760	$3,959	(5)

(1)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with both Canadian GAAP and IFRS.
(2)
The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items (net); and (iv) in respect of net income and net income per share, loss on the repayment of long-term debt, debt issuance costs, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impact of the above amounts, and for IFRS only, amortization of deferred transaction costs.

Rogers Communications Inc.	29	Fourth Quarter 2010 Earnings Release

The following unaudited consolidated financial statements show the expected impacts of the above noted differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the twelve months ended December 31, 2010.  Please refer to our previously filed 2010 Third Quarter MD&A for explanations of expected adjustments.  The details on the annual expected adjustments will be provided in our 2010 Annual MD&A in late February 2011.

Condensed consolidated balance sheets:

	January 1, 2010				December 31, 2010
(In millions of dollars)	Canadian GAAP, as reported	Reclassification for IFRS presentation	Adjustments to shareholders' equity	IFRS	Canadian GAAP, as reported	Reclassification for IFRS presentation	Adjustments to shareholders' equity	IFRS

Assets

Current assets	$2,255	$(230)	$-	$2,025	$2,005	$(147)	$-	$1,858

Property, plant and equipment	8,197	(50)	(11)	8,136	8,493	(46)	(10)	8,437
Goodwill and intangible assets	5,661	(110)	-	5,551	5,784	(157)	(5)	5,622
Other long-term assets	905	228	(120)	1,013	1,048	201	(138)	1,111

	$17,018	$(162)	$(131)	$16,725	$17,330	$(149)	$(153)	$17,028

Liabilities and Shareholders' equity

Current liabilities	$2,748	$(59)	$15	$2,704	$3,013	$(69)	$22	$2,966

Long-term debt	8,463	(9)	(58)	8,396	8,718	(9)	(55)	8,654
Provisions	-	39	19	58	-	36	26	62
Other long-term liabilities	1,534	(133)	10	1,411	1,640	(107)	53	1,586
	12,745	(162)	(14)	12,569	13,371	(149)	46	13,268

Shareholders' equity	4,273	-	(117)	4,156	3,959	-	(199)	3,760

	$17,018	$(162)	$(131)	$16,725	$17,330	$(149)	$(153)	$17,028

Rogers Communications Inc.	30	Fourth Quarter 2010 Earnings Release

Consolidated statement of income:

	Three months ended December 31, 2010			Twelve months ended December 31, 2010
(In millions of dollars, except per share amounts)	Canadian GAAP, as reported	Adjustments	IFRS	Canadian GAAP, as reported	Adjustments	IFRS

Operating revenue	$3,152	$(14)	$3,138	$12,186	$(44)	$12,142

Operating expenses before the undernoted	2,078	(4)	2,074	7,533	(26)	7,507

Adjusted operating profit	1,074	(10)	1,064	4,653	(18)	4,635

Stock-based compensation expense (recovery)	(27)	1	(26)	47	3	50
Integration and restructuring expenses	22	-	22	40	-	40
Other items, net	(5)	-	(5)	14	-	14
Operating profit	1,084	(11)	1,073	4,552	(21)	4,531
Depreciation and amortization	430	(1)	429	1,645	(6)	1,639
Impairment losses on goodwill, intangible assets and other long-term assets	6	5	11	6	5	11

Operating income	648	(15)	633	2,901	(20)	2,881

Interest on long-term debt	(164)	-	(164)	(669)	-	(669)
Loss on repayment of long-term debt	-	-	-	(87)	-	(87)
Other income (expense), net	(16)	(8)	(24)	(7)	(4)	(11)
Income tax expense	(141)	(2)	(143)	(610)	(2)	(612)

Net income for the period	$327	$(25)	$302	$1,528	$(26)	$1,502

Basic net income per share	$0.58		$0.54	$2.65		$2.61

As adjusted:
Net income	$359		$338	$1,707		$1,703
Basic net income per share	$0.64		$0.60	$2.96		$2.96
Consolidated statement of comprehensive income:

	Three months ended December 31, 2010			Twelve months ended December 31, 2010
(In millions of dollars, except per share amounts)	Canadian GAAP, as reported	Adjustments	IFRS	Canadian GAAP, as reported	Adjustments	IFRS

Net income for the period	$327	$(25)	$302	$1,528	$(26)	$1,502

Other comprehensive income (loss):
Pension actuarial losses	-	(80)	(80)	-	(80)	(80)
Increase in fair value of available-for-sale investments	73	(2)	71	104	(2)	102
Cash flow hedging derivative instruments	(41)	3	(38)	134	6	140
Other comprehensive income before income taxes	32	(79)	(47)	238	(76)	162
Related income taxes	-	21	21	(37)	20	(17)
	32	(58)	(26)	201	(56)	145
Total comprehensive income	$359	$(83)	$276	$1,729	$(82)	$1,647

2011 FINANCIAL AND OPERATING GUIDANCE

The following table outlines guidance ranges and assumptions for selected 2011 financial metrics. This information is forward-looking and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Rogers Communications Inc.	31	Fourth Quarter 2010 Earnings Release

	GAAP	IFRS	IFRS
Full Year 2011 Guidance	2010	2010	2011
(In millions of dollars)	Actual	Actual	Guidance

Consolidated
Adjusted operating profit(1)	$4,653	$4,635	$4,600	to	$4,765
Additions to PP&E(2)	$1,839	$1,842	$1,950	to	$2,050
After-tax free cash flow(3)	$1,993	$1,972	$1,850	to	$1,975

	GAAP	IFRS	IFRS
Supplemental Detail(4)	2010	2010	2011
(In millions of dollars)	Actual	Actual	Guidance
Wireless
Network revenue	$ 6,569	$ 6,525	$6,525	to	$6,725
Adjusted operating profit(1)	$ 3,167	$ 3,158	$3,050	to	$3,200

Cable Operations
Revenue(5)	$ 3,185	$ 3,185	$3,250	to	$3,325
Adjusted operating profit(1)	$ 1,424	$ 1,426	$1,450	to	$1,500

Media
Revenue	$ 1,501	$ 1,461	$1,625	to	$1,710
Adjusted operating profit(1)	$ 147	$ 132	$ 160	to	$ 180

(1)	Excludes stock-based compensation expense, integration and restructuring expenses, and other items (net).
(2)	In addition to Wireless, Cable Operations and Media PP&E expenditures, consolidated additions to PP&E includes RBS, Rogers Retail and Corporate.
(3)
After-tax cash flow is defined as adjusted operating profit less PP&E expenditures, interest expense and cash taxes, and is not a term defined under Canadian GAAP or IFRS. Cash taxes are expected to be approximately $90 million in 2011.

(4)
This supplemental detail does not represent part of our formal 2011 guidance, and is provided for informative purposes only. Any updates over the course of 2011 would only be made to the consolidated level guidance ranges provided above.

(5)	Includes cable television, residential high-speed Internet and residential telephony services; excludes RBS and Rogers Retail.

Rogers Communications Inc.	32	Fourth Quarter 2010 Earnings Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and adjusted operating profit margin)	2010	2009	2010	2009

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,574	$1,524	$6,272	$5,948
Divided by: average postpaid wireless voice and data subscribers	7,306	6,919	7,148	6,705
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$71.81	$73.42	$73.12	$73.93

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$78	$74	$297	$297
Divided by: average prepaid subscribers	1,616	1,505	1,537	1,479
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$16.09	$16.39	$16.10	$16.73

Blended ARPU (monthly)
Voice and data revenue	$1,652	$1,598	$6,569	$6,245
Divided by: average wireless voice and data subscribers	8,922	8,424	8,685	8,184
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$61.72	$63.23	$63.03	$63.59

Adjusted operating profit margin
Adjusted operating profit	$697	$744	$3,167	$3,042
Divided by: network revenue	1,652	1,598	6,569	6,245
Adjusted operating profit margin	42.2%	46.6%	48.2%	48.7%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, except adjusted operating profit margin)	2010	2009	2010	2009

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$373	$322	$1,424	$1,298
Divided by revenue	809	795	3,185	3,074
Cable Operations adjusted operating profit margin	46.1%	40.5%	44.7%	42.2%

RBS adjusted operating profit margin:
Adjusted operating profit	$12	$5	$40	$35
Divided by revenue	141	124	560	503
RBS adjusted operating profit margin	8.5%	4.0%	7.1%	7.0%

Rogers Communications Inc.	33	Fourth Quarter 2010 Earnings Release

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2010	2009	2010	2009

Operating profit	$1,084	$1,049	$4,552	$4,316
Add (deduct):
Stock-based compensation expense (recovery)	(27)	29	47	(33)
Settlement of pension obligations	-	30	-	30
Integration and restructuring expenses	22	65	40	117
Other items, net	(5)	-	14	-
Contract termination fees	-	7	-	19
Adjustment for CRTC Part II fees decision	-	(79)	-	(61)
Adjusted operating profit	$1,074	$1,101	$4,653	$4,388

Net income	$327	$310	$1,528	$1,478
Add (deduct):
Stock-based compensation expense (recovery)	(27)	29	47	(33)
Settlement of pension obligations	-	30	-	30
Integration and restructuring expenses	22	65	40	117
Other items, net	(5)	-	14	-
Contract termination fees	-	7	-	19
Adjustment for CRTC Part II fees decision	-	(79)	-	(61)
Debt issuance costs	-	6	10	11
Loss on repayment of long-term debt	-	7	87	7
Impairment losses on goodwill, intangible assets and other long-term assets	6	18	6	18
Income tax impact, of above items	1	(23)	(60)	(30)
Income tax charge, cash-settled stock options	35	-	35	-
Adjusted net income	$359	$370	$1,707	$1,556

Adjusted basic and diluted earnings per share:
Adjusted net income	$359	$370	$1,707	$1,556
Divided by: weighted average number of shares outstanding	561	603	576	621
Adjusted basic and diluted earnings per share	$0.64	$0.61	$2.96	$2.51

Rogers Communications Inc.	34	Fourth Quarter 2010 Earnings Release

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2010				2009
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating revenue
Wireless	$1,662	$1,700	$1,822	$1,784	$1,544	$1,616	$1,760	$1,734
Cable	997	1,004	1,020	1,031	968	972	989	1,019
Media	301	396	376	428	284	366	364	393
Corporate and eliminations	(73)	(71)	(100)	(91)	(49)	(63)	(77)	(89)
	2,887	3,029	3,118	3,152	2,747	2,891	3,036	3,057

Operating profit (loss) before the undernoted
Wireless	832	815	823	697	710	742	846	744
Cable	344	344	379	370	324	332	329	325
Media	8	66	38	35	(10)	37	36	52
Corporate and eliminations	(21)	(25)	(24)	(28)	(19)	(28)	(30)	(20)
	1,163	1,200	1,216	1,074	1,005	1,083	1,181	1,101
Stock-based compensation recovery (expense)(1)	(24)	(10)	(40)	27	81	(13)	(6)	(29)
Settlement of pension obligations(2)	-	-	-	-	-	-	-	(30)
Integration and restructuring expenses(3)	(2)	(8)	(8)	(22)	(4)	(37)	(11)	(65)
Contract termination fees(4)	-	-	-	-	-	-	(12)	(7)
Other items, net(5)	(15)	-	(4)	5	-	-	-	-
Adjustment for CRTC Part II fees decision(6)	-	-	-	-	-	-	-	79
Operating profit(7)	1,122	1,182	1,164	1,084	1,082	1,033	1,152	1,049
Depreciation and amortization	408	406	401	430	444	446	416	424
Impairment losses on goodwill, intangible assets and other long-term assets(8)	-	-	-	6	-	-	-	18
Operating income	714	776	763	648	638	587	736	607
Interest on long-term debt	(168)	(170)	(167)	(164)	(152)	(156)	(166)	(173)
Loss on repayment of long-term debt	-	-	(87)	-	-	-	-	-
Debt issuance costs	-	-	(10)	-	-	(5)	-	(6)
Other income (expense)	(2)	18	3	(16)	(17)	73	44	(30)
Income tax expense	(164)	(173)	(132)	(141)	(160)	(125)	(129)	(88)
Net income for the period	$380	$451	$370	$327	$309	$374	$485	$310

Net income per share:
Basic and diluted	$0.64	$0.78	$0.64	$0.58	$0.49	$0.59	$0.79	$0.51

Additions to PP&E(7)	$366	$439	$442	$592	$359	$434	$491	$571

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base, severances and restructuring expenses related to the outsourcing of certain information technology functions, acquisition transaction costs incurred and the integration of acquired businesses, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)	Relates to the resolution of obligations and accruals relating to prior periods.
(6)
Relates to an adjustment for CRTC Part II fees related to prior periods. The adjustments related to CRTC Part II fees are applicable to the quarters in which they occur and only partially impact the full years.

(7)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(8)
In the fourth quarter of 2010 and 2009, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues. As a result, we recorded an aggregate non-cash impairment charge of $6 million in 2010 related to a radio licence and $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets.

Rogers Communications Inc.	35	Fourth Quarter 2010 Earnings Release

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)
	2010				2009
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating revenue
Wireless	$1,662	$1,700	$1,822	$1,784	$1,544	$1,616	$1,760	$1,734
Cable	997	1,004	1,020	1,031	968	972	989	1,019
Media	301	396	376	428	284	366	364	393
Corporate and eliminations	(73)	(71)	(100)	(91)	(49)	(63)	(77)	(89)
	2,887	3,029	3,118	3,152	2,747	2,891	3,036	3,057

Adjusted operating profit (loss)(2)
Wireless	832	815	823	697	710	742	846	744
Cable	344	344	379	370	324	332	329	325
Media	8	66	38	35	(10)	37	36	52
Corporate and eliminations	(21)	(25)	(24)	(28)	(19)	(28)	(30)	(20)
	1,163	1,200	1,216	1,074	1,005	1,083	1,181	1,101
Depreciation and amortization	408	406	401	430	444	446	416	424
Adjusted operating income	755	794	815	644	561	637	765	677
Interest on long-term debt	(168)	(170)	(167)	(164)	(152)	(156)	(166)	(173)
Other income (expense)	(2)	18	3	(16)	(17)	73	44	(23)
Income tax expense	(177)	(178)	(175)	(105)	(136)	(142)	(138)	(111)
Adjusted net income for the period	$408	$464	$476	$359	$256	$412	$505	$370

Adjusted net income per share:
Basic and diluted	$0.69	$0.80	$0.83	$0.64	$0.40	$0.65	$0.82	$0.61

Additions to PP&E(2)	$366	$439	$442	$592	$359	$434	$491	$571

(1)
This quarterly summary has been adjusted to exclude stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, an adjustment to CRTC Part II fees related to prior periods, settlement of pension obligations, other items (net), debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	36	Fourth Quarter 2010 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions of dollars, except per share amounts)	2010	2009	2010	2009

Operating revenue	$3,152	$3,057	$12,186	$11,731
Operating expenses:
Cost of sales	499	397	1,520	1,380
Sales and marketing	358	330	1,227	1,207
Operating, general and administrative	1,189	1,186	4,847	4,681
Settlement of pension obligations	-	30	-	30
Integration and restructuring	22	65	40	117
Depreciation and amortization	430	424	1,645	1,730
Impairment losses on goodwill, intangible assets and other long-term assets	6	18	6	18
Operating income	648	607	2,901	2,568
Interest on long-term debt	(164)	(173)	(669)	(647)
Debt issuance costs	-	(6)	(10)	(11)
Loss on repayment of long-term debt	-	(7)	(87)	(7)
Foreign exchange gain	13	13	20	136
Change in fair value of derivative instruments	(23)	(37)	(16)	(65)
Other income (expense)	(6)	1	(1)	6
Income before income taxes	468	398	2,138	1,980
Income tax expense:
Current	101	104	322	215
Future	40	(16)	288	287
	141	88	610	502

Net income for the period	$327	$310	$1,528	$1,478

Net income per share:
Basic and diluted	$0.58	$0.51	$2.65	$2.38

Rogers Communications Inc.	37	Fourth Quarter 2010 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In millions of dollars)	2010	2009

Assets

Current assets
Cash and cash equivalents	$-	$383
Accounts receivable	1,480	1,310
Other current assets	365	338
Current portion of derivative instruments	1	4
Future income tax assets	159	220
	2,005	2,255

Property, plant and equipment	8,493	8,197
Goodwill	3,115	3,018
Intangible assets	2,669	2,643
Investments	721	547
Derivative instruments	6	78
Other long-term assets	321	280

	$17,330	$17,018

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances	$40	$-
Accounts payable and accrued liabilities	2,256	2,175
Income tax payable	376	208
Current portion of long-term debt	-	1
Current portion of derivative instruments	67	80
Unearned revenue	274	284
	3,013	2,748

Long-term debt	8,718	8,463
Derivative instruments	840	1,004
Other long-term liabilities	124	133
Future income tax liabilities	676	397
	13,371	12,745

Shareholders' equity	3,959	4,273

	$17,330	$17,018

Rogers Communications Inc.	38	Fourth Quarter 2010 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Twelve Months Ended
	December 31		December 31,
(In millions of dollars)	2010	2009	2010	2009

Cash provided by (used in):
Operating activities:
Net income for the period	$327	$310	$1,528	$1,478
Adjustments to reconcile net income to
net cash flows from operating activities:
Depreciation and amortization	430	424	1,645	1,730
Impairment losses on goodwill, intangible assets, and other long-term assets	6	18	6	18
Program rights and Rogers Retail rental amortization	64	55	221	174
Future income taxes	40	(16)	288	287
Unrealized foreign exchange gain	(12)	(12)	(20)	(126)
Loss on repayment of long-term debt	-	7	87	7
Change in fair value of derivative instruments	23	37	16	65
Settlement of pension obligations	-	30	-	30
Pension contributions, net of expense	(8)	(10)	(30)	(102)
Stock-based compensation expense (recovery)	(27)	29	47	(33)
Amortization of fair value increment on long-term debt	-	(1)	(2)	(5)
Other	7	(2)	14	3
	850	869	3,800	3,526
Change in non-cash operating working capital items	107	138	(180)	264
	957	1,007	3,620	3,790

Investing activities:
Additions to property, plant and equipment	(592)	(571)	(1,839)	(1,855)
Change in non-cash working capital items related to property, plant and equipment	138	36	126	(55)
Acquisition of spectrum licences	(7)	-	(47)	(40)
Investment in Cogeco Inc. and Cogeco Cable Inc.	(75)	(163)	(75)	(163)
Acquisitions, net of cash and cash equivalents acquired	(24)	5	(201)	(11)
Additions to program rights	(61)	(54)	(170)	(185)
Other	(14)	(9)	6	(15)
	(635)	(756)	(2,200)	(2,324)

Financing activities:
Issuance of long-term debt	460	1,050	2,935	2,875
Repayment of long-term debt	(635)	(474)	(2,387)	(1,885)
Premium on repayment of long-term debt	-	(8)	(79)	(8)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	-	(431)	(816)	(431)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	433	547	433
Repurchase of Class B Non-Voting shares	(347)	(430)	(1,312)	(1,347)
Issuance of capital stock on exercise of stock options	-	1	3	3
Dividends paid	(184)	(177)	(734)	(704)
	(706)	(36)	(1,843)	(1,064)
Increase (decrease) in cash and cash equivalents	(384)	215	(423)	402

Cash and cash equivalents (bank advances), beginning of period	344	168	383	(19)

Cash and cash equivalents (bank advances), end of period	$(40)	$383	$(40)	$383

Supplemental cash flow information:
Income taxes paid	$1	$7	$152	$8
Interest paid	130	178	651	632

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2010	2009	2010	2009

Cash provided by (used in):
Decrease (increase) in accounts receivable	$(74)	$(72)	$(163)	$93
Decrease (increase) in other assets	41	60	(90)	76
Increase (decrease) in accounts payable and accrued liabilities	32	40	(83)	(155)
Increase in income taxes payable	103	90	168	205
Increase (decrease) in unearned revenue	5	20	(12)	45
	$107	$138	$(180)	$264

Rogers Communications Inc.	39	Fourth Quarter 2010 Earnings Release

SUPPLEMENTARY INFORMATION
Investments

		December 31,	December 31,
(In millions of dollars)		2010	2009

		Carrying	Carrying
		Value	Value

Publicly traded companies, at quoted market value:

Cogeco Cable Inc. 10,687,925	Subordinate Voting Common shares
	(2009 - 9,795,675)	$438	$343

Cogeco Inc. 5,969,390	Subordindate Voting Common shares
	(2009 - 5,023,300)	224	144

Other publicly traded companies		13	9
		675	496

Private companies, at cost		27	18

Investments accounted for by the equity method		19	33

		$721	$547

Rogers Communications Inc.	40	Fourth Quarter 2010 Earnings Release

Long-term Debt

	Due		Principal	Interest	December 31,	December 31,
(In millions of dollars)	date		amount	Rate	2010	2009

Bank credit facility				Floating	$-	$-
Senior Notes	2011	$ U.S.	490	9.625%	-	515
Senior Notes	2011		460	7.625%	-	460
Senior Notes	2011		175	7.25%	-	175
Senior Notes	2012	U.S.	350	7.875%	348	368
Senior Notes	2012	U.S.	470	7.25%	468	494
Senior Notes	2013	U.S.	350	6.25%	348	368
Senior Notes	2014	U.S.	750	6.375%	746	788
Senior Notes	2014	U.S.	350	5.50%	348	368
Senior Notes	2015	U.S.	550	7.50%	547	578
Senior Notes	2015	U.S.	280	6.75%	279	294
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.	1,400	6.80%	1,392	1,471
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	-
Senior Debentures	2032	U.S.	200	8.75%	199	210
Senior Notes	2038	U.S.	350	7.50%	348	368
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	-

Fair value increment (decrement) arising from purchase accounting					(5)	6

Capital leases and other				Various	-	1
					8,718	8,464

Less current portion					-	1
					$8,718	$8,463

Shareholders’ Equity
									Accumulated
	Class A Voting Shares			Class B Non-Voting Shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income	equity
(In millions of dollars, except number of shares)		(000s	)		(000s	)
Balances, December 31, 2009	$72	112,462		$456	479,948		$2,304	$1,398	$43	$4,273
Net income for the year	-	-		-	-		-	1,528	-	1,528
Shares issued on exercise of stock options	-	-		7	205		-	-	-	7
Dividends declared	-	-		-	-		-	(738)	-	(738)
Repurchase of Class B Non-Voting shares	-	-		(37)	(37,081)		(1,191)	(84)	-	(1,312)
Other comprehensive income	-	-		-	-		-	-	201	201
Balances, December 31, 2010	$72	112,462		$426	443,072		$1,113	$2,104	$244	$3,959

Rogers Communications Inc.	41	Fourth Quarter 2010 Earnings Release

Calculation of Net Income Per Share

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions, except per share amounts)	2010	2009	2010	2009

Numerator:
Net income for the period, basic and diluted	$327	$310	$1,528	$1,478

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	561	603	576	621

Basic and diluted net income per share	$0.58	$0.51	$2.65	$2.38

Rogers Communications Inc.	42	Fourth Quarter 2010 Earnings Release

Segmented Information
For the three months ended December 31, 2010

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$1,784	$1,031	$428	$(91)	$3,152

Cost of sales	404	57	51	(13)	499
Sales and marketing	190	110	75	(17)	358
Operating, general and administrative	493	494	267	(33)	1,221
	697	370	35	(28)	1,074
Integration and restructuring	1	10	11	-	22
Stock-based compensation recovery	(3)	(4)	(3)	(17)	(27)
Other items, net	(5)	-	-	-	(5)
	704	364	27	(11)	1,084
Depreciation and amortization	164	211	20	35	430
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	6	-	6
Operating income (loss)	$540	$153	$1	$(46)	$648
Interest on long-term debt					(164)
Foreign exchange gain					13
Change in fair value of derivative instruments					(23)
Other expense					(6)
Income before income taxes					$468
Additions to PP&E	$346	$178	$17	$51	$592

For the three months ended December 31, 2009

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$1,734	$1,019	$393	$(89)	$3,057

Cost of sales	308	61	51	(23)	397
Sales and marketing	186	112	56	(24)	330
Operating, general and administrative	496	521	234	(22)	1,229
	744	325	52	(20)	1,101
Settlement of pension obligations	3	11	15	1	30
Integration and restructuring	19	29	14	3	65
Stock-based compensation expense	5	9	5	10	29
Contract termination fees	-	-	7	-	7
Adjustment for CRTC Part II fees decision	-	(60)	(19)	-	(79)
	717	336	30	(34)	1,049
Depreciation and amortization	171	204	16	33	424
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	18	-	18
Operating income (loss)	$546	$132	$(4)	$(67)	$607

Interest on long-term debt					(173)
Debt issuance costs					(6)
Loss on repayment of long-term debt					(7)
Foreign exchange gain					13
Change in fair value of derivative instruments					(37)
Other income					1
Income before income taxes					$398
Additions to PP&E	$266	$217	$21	$67	$571

Rogers Communications Inc.	43	Fourth Quarter 2010 Earnings Release

Segmented Information
For the twelve months ended December 31, 2010

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$6,968	$4,052	$1,501	$(335)	$12,186

Cost of sales	1,225	181	171	(57)	1,520
Sales and marketing	628	441	235	(77)	1,227
Operating, general and administrative	1,948	1,993	948	(103)	4,786
	3,167	1,437	147	(98)	4,653
Integration and restructuring	5	23	12	-	40
Stock-based compensation expense	11	7	9	20	47
Other items, net	5	5	4	-	14
	3,146	1,402	122	(118)	4,552
Depreciation and amortization	650	807	64	124	1,645
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	6	-	6
Operating income (loss)	$2,496	$595	$52	$(242)	$2,901
Interest on long-term debt					(669)
Debt issuance costs					(10)
Loss on repayment of long-term debt					(87)
Foreign exchange gain					20
Change in fair value of derivative instruments					(16)
Other expense					(1)
Income before income taxes					$2,138
Additions to PP&E	$937	$662	$46	$194	$1,839

For the twelve months ended December 31, 2009

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$6,654	$3,948	$1,407	$(278)	$11,731

Cost of sales	1,059	201	167	(47)	1,380
Sales and marketing	630	446	209	(78)	1,207
Operating, general and administrative	1,923	1,977	912	(56)	4,756
	3,042	1,324	119	(97)	4,388
Settlement of pension obligations	3	11	15	1	30
Integration and restructuring	33	46	35	3	117
Stock-based compensation recovery	-	(12)	(8)	(13)	(33)
Contract termination fees	-	-	19	-	19
Adjustment for CRTC Part II fees decision	-	(46)	(15)	-	(61)
	3,006	1,325	73	(88)	4,316
Depreciation and amortization	660	808	63	199	1,730
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	18	-	18
Operating income (loss)	$2,346	$517	$(8)	$(287)	$2,568
Interest on long-term debt					(647)
Debt issuance costs					(11)
Loss on repayment of long-term debt					(7)
Foreign exchange gain					136
Change in fair value of derivative instruments					(65)
Other income					6
Income before income taxes					$1,980
Additions to PP&E	$865	$693	$62	$235	$1,855

Rogers Communications Inc.	44	Fourth Quarter 2010 Earnings Release

Segmented Information
For the three months ended December 31, 2010

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$809	$141	$91	$(10)	$1,031

Cost of sales	-	-	57	-	57
Sales and marketing	57	9	44	-	110
Operating, general and administrative	379	120	5	(10)	494
	373	12	(15)	-	370
Integration and restructuring	-	9	1	-	10
Stock-based compensation recovery	(4)	-	-	-	(4)
	377	3	(16)	-	364
Depreciation and amortization					211
Operating income					$153
Additions to PP&E	$157	$13	$8	$-	$178

For the three months ended December 31, 2009

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$795	$124	$110	$(10)	$1,019

Cost of sales	-	-	61	-	61
Sales and marketing	61	7	45	(1)	112
Operating, general and administrative	412	112	6	(9)	521
	322	5	(2)	-	325
Settlement of pension obligations	10	-	1	-	11
Integration and restructuring	20	2	7	-	29
Stock-based compensation expense	8	1	-	-	9
Adjustment for CRTC Part II fees decision	(60)	-	-	-	(60)
	344	2	(10)	-	336
Depreciation and amortization					204
Operating income					$132
Additions to PP&E	$202	$10	$5	$-	$217

Rogers Communications Inc.	45	Fourth Quarter 2010 Earnings Release

Segmented Information
For the twelve months ended December 31, 2010

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$3,185	$560	$355	$(48)	$4,052

Cost of sales	-	-	181	-	181
Sales and marketing	222	40	179	-	441
Operating, general and administrative	1,539	480	22	(48)	1,993
	1,424	40	(27)	-	1,437
Integration and restructuring	3	13	7	-	23
Stock-based compensation expense	7	-	-	-	7
Other items, net	7	-	(2)	-	5
	1,407	27	(32)	-	1,402
Depreciation and amortization					807
Operating income					$595
Additions to PP&E	$611	$38	$13	$-	$662

For the twelve months ended December 31, 2009

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$3,074	$503	$399	$(28)	$3,948

Cost of sales	-	-	201	-	201
Sales and marketing	243	26	182	(5)	446
Operating, general and administrative	1,533	442	25	(23)	1,977
	1,298	35	(9)	-	1,324
Settlement of pension obligations	10	-	1	-	11
Integration and restructuring	31	3	12	-	46
Stock-based compensation expense (recovery)	(12)	1	(1)	-	(12)
Adjustment for CRTC Part II fees decision	(46)	-	-	-	(46)
	1,315	31	(21)	-	1,325
Depreciation and amortization					808
Operating income					$517
Additions to PP&E	$642	$37	$14	$-	$693

Rogers Communications Inc.	46	Fourth Quarter 2010 Earnings Release

Audited Full Year 2010 Financial Statements

In late February 2011, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2010 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to IFRS accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Rogers Communications Inc.	47	Fourth Quarter 2010 Earnings Release

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2009 Annual MD&A, as well as the sections entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” in our Third Quarter 2010 MD&A. Our annual and quarterly reports can be found online at rogers.com, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, February 16, 2011. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

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Rogers Communications Inc.	48	Fourth Quarter 2010 Earnings Release